UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 2015

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 23, 2015, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) received a letter from The Nasdaq Stock Market ("NASDAQ") notifying the Company that it has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”).

As previously reported, on December 8, 2014, NASDAQ notified the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Additionally, on June 9, 2015, NASDAQ notified the Company that while the Company had not regained compliance with the Bid Price Rule, it was eligible for an additional 180-day grace period, until December 7 2015, to regain compliance with the Bid Price Rule.

Since then, NASDAQ has determined that for the last 10 consecutive business days, from July 9, to July 22, 2015, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Bid Price Rule and this matter is now closed.

The Company issued a press release on July 28, 2015, disclosing its receipt of the NASDAQ letter. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated July 28, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: July 30, 2015